FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 23, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting

23 June 2015

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 17, 19, 21 and 23 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive the accounts for the year ended 31 December 2014 and the reports of the directors and auditors thereon	21,952,310,400	99.83	37,640,156	0.17	84.97	29,513,112
Resolution 2 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	21,832,926,636	99.32	149,116,116	0.68	84.94	37,397,980
Resolution 3 To re-elect Philip Hampton as a director	21,944,429,688	99.79	45,155,432	0.21	84.96	29,900,224
Resolution 4 To re-elect Ross McEwan as a director	21,975,224,836	99.93	14,321,144	0.07	84.96	29,865,432
Resolution 5 To re-elect Ewen Stevenson as a director	21,975,272,940	99.94	14,277,636	0.06	84.96	29,927,536
Resolution 6 To re-elect Sandy Crombie as a director	21,961,187,972	99.87	28,432,084	0.13	84.97	29,869,496
Approval of Sandy Crombie's re-election by independent shareholders only	6,103,253,896	99.54	28,432,084	0.46	61.18	29,869,496
Resolution 7 To re-elect Alison Davis as a director	21,958,958,200	99.86	30,366,780	0.14	84.96	29,944,620
Approval of Alison Davis's re-election by independent shareholders only	6,101,024,124	99.50	30,366,780	0.50	61.17	29,944,620
Resolution 8 To elect Howard Davies as a director	Withdrawn
Approval of Howard Davies's election by independent shareholders only	Withdrawn
Resolution 9 To re-elect Morten Friis as a director	21,974,491,056	99.93	14,743,624	0.07	84.96	29,988,660
Approval of Morten Friis's re-election by independent shareholders only	6,116,556,980	99.76	14,743,624	0.24	61.17	29,988,660
Resolution 10 To re-elect Robert Gillespie as a director	21,973,458,672	99.93	15,789,744	0.07	84.96	30,015,868
Approval of Robert Gillespie's re-election by independent shareholders only	6,115,524,596	99.74	15,789,744	0.26	61.17	30,015,868
Resolution 11 To re-elect Penny Hughes as a director	21,961,355,332	99.87	28,004,888	0.13	84.96	29,911,232
Approval of Penny Hughes' re-election by independent shareholders only	6,103,421,256	99.54	28,004,888	0.46	61.17	29,911,232
Resolution 12 To re-elect Brendan Nelson as a director	21,961,323,984	99.87	27,936,740	0.13	84.96	30,020,460
Approval of Brendan Nelson's re-election by independent shareholders only	6,103,389,908	99.54	27,936,740	0.46	61.17	30,020,460
Resolution 13 To re-elect Baroness Noakes as a director	21,960,509,264	99.87	28,861,372	0.13	84.96	29,886,664
Approval of Baroness Noakes's re-election by independent shareholders only	6,102,575,188	99.53	28,861,372	0.47	61.17	29,886,664
Resolution 14 To re-appoint Deloitte LLP as auditors	21,928,694,540	99.72	61,148,384	0.28	84.97	29,619,680
Resolution 15 To authorise the Group Audit Committee to fix the remuneration of the auditors	21,986,050,880	99.98	3,766,968	0.02	84.97	29,668,504
Resolution 16 To renew the directors' authority to allot securities	21,747,723,776	98.90	241,772,028	1.10	84.96	29,987,824
Resolution 17 To renew the directors' authority to allot equity shares on a non pre-emptive basis	21,977,143,536	99.94	12,556,832	0.06	84.97	29,724,228
Resolution 18 To authorise the directors to allot ordinary shares in the company or grant rights to subscribe for or to convert any security into ordinary shares in connection with the issue of Equity Convertible Notes	21,805,905,500	99.17	183,284,300	0.83	84.96	30,058,124
Resolution 19 To authorise the directors to allot equity securities on a non pre-emptive basis in connection with the issue of Equity Convertible Notes	21,590,138,112	98.18	399,194,200	1.82	84.96	30,149,476
Resolution 20 To authorise the directors' to allot preference shares	21,959,434,520	99.86	30,006,880	0.14	84.96	30,046,948
Resolution 21 To permit the holding of General Meetings at 14 days' notice	21,475,120,164	97.67	512,129,832	2.33	84.96	32,228,840
Resolution 22 To authorise political donations and expenditure by the Group in terms of Section 366 of the Companies Act 2006	21,615,296,080	98.30	373,364,040	1.70	84.96	30,555,280
Resolution 23 To authorise market purchases of ordinary shares	21,981,110,676	99.96	8,723,824	0.04	84.97	29,604,880
Resolution 24 To approve the performance of the Resale Rights Agreement and the Registration Rights Agreement	6,100,652,444	99.90	5,850,072	0.10	60.93	54,812,424
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

As at 19 June 2015 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company as at 19 June 2014 was 25,880,796,108.

In relation to Resolution 24, on which HM Treasury were not permitted to vote, the total voting rights as at 19 June 2015 was 10,022,862,032.

Contact

RBS Media Centre
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 June 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary